UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Air T, Inc.

Full Name of Registrant

Former Name if Applicable

5930 Balsom Ridge Road

Address of Principal Executive Office (Street and Number)

Denver, North Carolina 28037

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Air T, Inc. (the “Company” or “Air T”) incorporates by reference the information set forth in Amendment No. 1 on Form 12b-25/A filed by the Company on July 14, 2017 with respect to its inability to file its Annual Report on Form 10-K for the fiscal year end March 31, 2017 (the “2017 Form 10-K”) within the prescribed time period without unreasonable effort. The Company has been unable to yet file the 2017 Form 10-K and such inability prevents the Company from filing its Form 10-Q for the period ended June 30, 2017 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense. The Company intends to file the Form 10-Q as soon as practicable.

PART IV — OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification

Candice L. Otey	(828)	464-8741
(Name)	(Area Code)	(Telephone Number)

2.	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☐ No ☒

The 2017 Form 10-K

3.	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

Delays in filing the 2017 Form 10-K, as noted above in Part II above, have delayed the preparation and review of definitive financial information for the three months ended June 30, 2017. While Air T anticipates reporting revenues for the three months ended June 30, 2017 significantly greater than the approximately $30.5 million of revenues reported for the prior-year period, the Company is otherwise unable at this time to provide definitive information comparing results of operations for the three months ended June 30, 2017 to those for the prior-year period.

Air T, Inc.

(Name of Registrant as Specified in Charter)

has duly caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2017	AIR T, INC.

	By:	/s/ Candice L. Otey
Candice L. Otey
Vice President Finance, Chief Financial Officer, Secretary and Treasurer